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PAUL, HASTINGS, JANOFSKY & WALKER LLP
555 South Flower Street
Los Angeles, California

December 30, 1998


The Payden & Rygel Investment Group
333 South Grand Avenue, 32nd Floor
Los Angeles, California 90071

Ladies and Gentlemen:

We have acted as counsel to The Payden & Rygel Investment Group, a Massachusetts business trust (the "Company"), in connection with the issuance of an indefinite number of units of beneficial interest ("Shares") of the Payden & Rygel Emerging Markets Bond Fund, Payden & Rygel EuroDirect Fund, and Payden & Rygel California Municipal Income Fund series of Shares of the Company (each a "Fund") in a public offering pursuant to a Registration Statement on Form N-1A (Registration No 33-46973), as amended, filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Registration Statement").

In our capacity as counsel for the Company, we have examined the Masster Trust Agreement of the Company dated January 22, 1992, as amended, the bylaws of the Company, and originals or copies of actions of the Board of Trustees of the Company, as furnished to us by the Company, certificates of public officials, statutes and such other documents, records and certificates as we have deemed necessary for the purposes of this opinion.

Based upon our examination as aforesaid, we are of the opinion that the Shares of each Fund are duly authorized and, when purchased and paid for as described in the Registration Statement, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion of counsel as an exhibit to the Registration Statement.


Very truly yours,
PAUL, HASTINGS, JANOFSKY & WALKER LLP